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                                                                     EXHIBIT 4.4

                             STOCK OPTION PROPOSAL

                          APPROVAL OF THE ADOPTION OF
                     THE 1991 EMPLOYEES STOCK OPTION PLAN
                     AND OF THE GRANT OF STOCK OPTIONS TO
                       WILLIAM NEWMAN AND ARNOLD LAUBICH

Description

     Grants Separate from the 1985 Plan. In 1986 and 1987, the Board of Trustees approved grants of stock options for an aggregate of 134,000 Shares to Dover Management Corporation, which then managed all of the Trust's properties and for 5,000 Shares each in favor of the then six Trustees. The grants were intended to complement the Trust's 1985 Incentive Stock Option Plan by providing a source of stock options for employees of Dover Management and those Trustees who were not officers or employees of the Trust. Such individuals were not otherwise eligible to receive grants under the 1985 Plan, which limited eligibility to the Trust's officers and key employees.

     The grants to Dover Management Corporation and the Trustees specified that the options were to be similar to options authorized under the 1985 Plan. The exercise prices for Dover's options are $12.50 and for the Trustees' options $16.50, being the market prices of the Shares on the respective dates of grant.

     In January 1991, the Board granted a stock option for 5,000 Shares to Arnold Laubich at an exercise price of $16.50, which was the market price on the date of grant. During 1991, two previously granted options were partially exercised: Leonard Cancell acquired 13,000 Shares and Irwin Kwartler purchased 5,600 Shares. The exercise prices were $12.50 and the aggregate net value realized (i.e., market price less exercise price) was $137,725.

     The Grant to Messrs. Newman and Laubich. Upon the recommendation of a special committee of outside Trustees, which had consulted with a leading executive compensation consulting firm, on March 12, 1991 the Board of Trustees approved the grant of stock options to William Newman and Arnold Laubich for 650,000 Shares each. In awarding the stock options, the Board sought to provide additional incentive in lieu of monetary compensation to Messrs. Newman and Laubich for their services as Chief Executive Officer and President of the Trust.

     Apart from the two options for 650,000 Shares, the Trustees of the Trust hold options exercisable for an aggregate of 165,000 Shares. The total of such 165,000 Shares and the 1,300,000 Shares covered by the two options represents approximately 3.3% of the Trust's current outstanding Shares. In 1987 when the Trust presented to the shareholders an amendment to the Declaration of Trust which deleted limitations on the Trust's right to issue options arid other rights to buy securities of the Trust, the Board stated to the shareholders that it would not grant options or other rights to purchase Shares in favor of Trustees in excess of an aggregate of 2 1/2% of the Trust's then outstanding Shares except pursuant to a plan or plans approved by the Trust's shareholders. Accordingly, the Board in approving such grants of options for 650,000 Shares to each of Messrs. Newman and Laubich, required that the options be submitted to the shareholders for their approval.

     The two stock options are not exercisable during the first two years. Thereafter, 30% of the Shares will vest and may be purchased during the third year, with the available Shares vesting 10% per year thereafter. In the event of the executive's death, or withdrawal from employment because of disability or other involuntary termination not for cause, the limitations on exercise will not apply. Upon exercise, the purchase price may be paid by the optionee's delivery of his five-year promissory note, which would be similar to the note provided under the 1991 Plan described below.